SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                               (Amendment No. 4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                           MAXWELL SHOE COMPANY INC.
                      (Name of Subject Company (Issuer))

                             MSC ACQUISITION CORP.
                           JONES APPAREL GROUP, INC.
                     (Names of Filing Persons -- Offerors)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   577766108
                     (CUSIP Number of Class of Securities)

                              Ira M. Dansky, Esq.
                           Jones Apparel Group, Inc.
                                 1411 Broadway
                           New York, New York 10018
                           Telephone: (212) 536-9526

                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                  Copies to:

                            Scott A. Barshay, Esq.
                          Cravath, Swaine & Moore LLP
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


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                                  Schedule TO

     This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2004 (as previously amended, the "Schedule TO"), relating to the offer by MSC Acquisition Corp., a New York corporation ("Purchaser") and an indirect wholly owned subsidiary of Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones"), to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Maxwell Shoe Company Inc., a Delaware corporation ("Maxwell"), and (2) unless and until validly redeemed by Maxwell's Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell (the "Rights") issued pursuant to the Rights Agreement, dated as of November 2, 1998 (as amended from time to time, the "Rights Agreement"), by and between Maxwell and EquiServe Trust Company, N.A., as Rights Agent, at a price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated March 23, 2004, and in the related Letter of Transmittal. Unless the context otherwise requires, all references herein to the "Shares" shall be deemed to include the associated Rights, and all references herein to the "Rights" shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 1. Summary Term Sheet; Item 4. Terms of the Transaction.

The second paragraph under the question "HOW MANY SHARES ARE YOU SEEKING TO PURCHASE, AT WHAT PRICE, AND DO I HAVE TO PAY ANY BROKERAGE OR SIMILAR FEES TO TENDER?" in "SUMMARY TERM SHEET" of the Offer to Purchase is hereby amended by deleting the first sentence of such paragraph and replacing it with the following:

          "On February 18, 2004, the day Jones informed Maxwell of our proposal to acquire all the outstanding Shares, the last reported sales price of a Share on the Nasdaq National Market System was $17.59. On February 24, 2004, the last trading day prior to Jones's first public announcement that it was seeking to enter into a business combination with Maxwell, the last reported sales price of a Share on the Nasdaq National Market System was $18.40. On March 22, 2004, the last trading day prior to the commencement of the offer, the last reported sales price of a Share on the Nasdaq National Market System was $22.09. AS OF APRIL 6, 2004, THE LAST REPORTED SALES PRICE OF A SHARE ON THE NASDAQ NATIONAL MARKET SYSTEM WAS ABOVE THE $20.00 PER SHARE PRICE TO BE PAID PURSUANT TO THE OFFER."

     The phrase "as soon as practicable" under the question "IF I ACCEPT THE OFFER, WHEN WILL I BE PAID?" in "SUMMARY TERM SHEET" of the Offer to Purchase is hereby deleted and replaced with "promptly".


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     The paragraph under the question "WHAT IS THE MARKET VALUE OF MY SHARES
AS OF A RECENT DATE?" in "SUMMARY TERM SHEET" of the Offer to Purchase is hereby amended by adding after the first sentence the following new sentence:
"AS OF APRIL 6, 2004, THE LAST REPORTED SALES PRICE OF A SHARE ON THE NASDAQ NATIONAL MARKET SYSTEM WAS ABOVE THE $20.00 PER SHARE PRICE TO BE PAID PURSUANT TO THE OFFER."

     The paragraph under the question "WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?" in "SUMMARY TERM SHEET" of the Offer to Purchase is hereby further amended by adding before the second to last sentence the following new sentence: "On February 24, 2004, the last trading day prior to Jones's first public announcement that it was seeking to enter into a business combination with Maxwell, the last reported sales price of a Share on the Nasdaq National Market System was $18.40."

     The first paragraph under "THE OFFER--Section 2" of the Offer to Purchase ("Acceptance for Payment and Payment") is hereby deleted in its entirety and replaced with the following:

          "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn prior to the Expiration Date promptly after the Expiration Date. Purchaser expressly reserves the right, in its sole discretion but subject to the applicable rules of the SEC, to delay acceptance for payment of, and thereby delay payment for, Shares if any of the conditions referred to in "THE OFFER -- Section 14" has not been satisfied or upon the occurrence of any of the events specified in "THE OFFER -- Section 14". In addition, Purchaser expressly reserves the right, in its sole discretion, but subject to the applicable rules of the SEC, to delay payment for Shares even if Shares have been accepted for payment if any of the conditions referred to in "THE OFFER -- Section 14" has not been satisfied prior to the time of payment or upon the occurrence of any of the events specified in "THE OFFER -- Section 14". Any determination concerning the satisfaction of the terms and conditions of the Offer shall be within the sole discretion of Purchaser. See "THE OFFER -- Section 14". If Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under "THE OFFER -- Section 4".

     It is possible that even if Shares are accepted for payment, Purchaser will not be obligated to make payment (or payment may be delayed) if any of the conditions referred to in "THE OFFER -- Section 14" has not been satisfied prior to the time of payment or upon the occurrence of any of the events specified in "THE OFFER -- Section 14." However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer. As a result, notwithstanding the fact that Shares have been accepted for payment, Purchaser may return the Shares tendered in the Offer in the event that any of the conditions referred to in "THE OFFER -- Section 14" has not been satisfied prior to the time of payment or upon the occurrence of any of the events specified in "THE OFFER -- Section 14.""

Item 2. Subject Company Information.

The second paragraph under "THE OFFER--Section 6" of the Offer to Purchase ("Price Range of the Shares; Dividends") is hereby amended by deleting the first sentence of such paragraph and replacing it with the following:

          "On February 18, 2004, the day Jones informed Maxwell of its proposal to acquire all the outstanding Shares, the last reported sales price of a Share on NASDAQ was $17.59. On February 24, 2004, the last trading day prior to Jones's first public announcement that it was seeking to enter into a business combination with Maxwell, the last reported sales price of a Share on NASDAQ was $18.40. On March 22, 2004, the last trading day prior to the commencement of the Offer, the last reported sales price of a Share on NASDAQ was $22.09. ON APRIL 6, 2004, THE LAST REPORTED SALES PRICE OF A SHARE ON NASDAQ WAS ABOVE THE $20.00 PER SHARE OFFER PRICE."


Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     The second paragraph of the section entitled "Transactions with Maxwell" under "THE OFFER--Section 10" of the Offer to Purchase ("Background of the Offer; Transactions with Maxwell") is hereby amended by adding the following parenthetical at the end of the last sentence of such paragraph: "(with such net sales representing approximately 31.9%, 33.4%, and 31.4%, respectively, of the net sales of Maxwell under the license agreement for the periods indicated)."

     The section entitled "Transactions with Maxwell" under "THE
OFFER--Section 10" of the Offer to Purchase ("Background of the Offer; Transactions with Maxwell") is hereby amended by adding the following paragraphs at the end of such section:

          "Jones acquired Kasper A.S.L., Ltd. ("Kasper"), which assumed the rights to the AK Anne Klein brand name, on December 1, 2003 for a total consideration of $259.3 million in cash. Prior to its acquisition by Jones, Kasper owned the Marks and was the licensor under the license agreement. JIC became a party to the license agreement after Jones acquired Kasper.

          From December 1, 2003 (the date of Jones' acquisition of Kasper) to April 3, 2004, Jones and its subsidiaries recorded revenues aggregating approximately $1.35 million related to the license agreement.

          As a result of the Offer and the Proposed Merger, Jones would acquire the license agreement and the other product lines of Maxwell, and Jones currently intends to incorporate the product offerings of Maxwell, including the products offered under the license agreement, into the product offerings of Jones. After consummation of the Offer and the Proposed Merger, Jones would acquire all revenues generated by Maxwell in respect of the Maxwell products licensed under the license agreement and, while Jones has not made a decision in this regard, it is possible that Jones would cause the license agreement to be canceled."


Item 11. Additional Information.

     Jones and Purchaser acknowledge that the forward looking statements made in connection with the Offer have not been, and are not, entitled to the benefit of the safe harbor protections set forth in the Private Securities Litigation Reform Act of 1995.

Item 14. Certain Conditions to the Offer.

     Certain conditions of the Offer set forth in the Offer to Purchase refer to determinations to be made by Purchaser in its "sole discretion" or "sole judgment". If Purchaser asserts, waives or deems satisfied any condition based on a determination made in its sole discretion or sole judgment and not made on a reasonable basis in light of publicly known events, facts or circumstances, Purchaser will extend the Offer for at least five business days from the date Purchaser asserts, waives or deems satisfied such condition.

                                   SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of April 7, 2004 that the information set forth in this statement is true, complete and correct.

                                       MSC ACQUISITION CORP.,

                                       By: /s/ Wesley R. Card
                                           -------------------------------
                                           Name:  Wesley R. Card
                                           Title: Chief Financial Officer
                                                  and Treasurer

                                       JONES APPAREL GROUP, INC.,

                                       By: /s/ Wesley R. Card
                                           -------------------------------
                                           Name:  Wesley R. Card
                                           Title: Chief Operating and
                                                  Financial Officer